HYNES & HOWES INSURANCE COUNSELORS, INC.
                             Statement of Operations
       For the Three Months and Six Months Ended March 31, 1997 and 1996
                                     (Unaudited)


The following Statements of Operations of Hynes & Howes Insurance Counselors, Inc. for the three months and six months ended March 31, 1997 and 1996, reflect, in the opinion of the Company, all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations for such periods. The results for interim periods are not necessarily indicative of results to be expected for the year.

                           Three Months Ended        Six Months Ended
                                  March 31,             March 31,
                                1997     1996         1997       1996

Operating Income:
  Interest                  $34,601   $42,412      $77,876     $84,291
  Other Income                  194         8          930           8

    Total Operating Income  $34,795   $42,420      $78,806     $84,299

Operating Expenses:
  Interest                  $16,822   $25,508      $41,517     $51,275
  Management Fees             9,750    13,000       16,250      19,500
  Legal and Audit             7,530       254        8,980       1,704
  Other Operating Expenses  $ 6,636   $ 2,438      $ 8,393     $ 4,234

    Total Operating Expenses$40,738   $41,200      $75,140     $76,713

Income (Loss) from Operations(5,943)    1,220        3,666       7,586
  Provision for Income Taxes          $     0      $     0     $     0

Net Income (Loss)           $(5,943)  $ 1,220      $ 3,666     $ 7,586

Earnings Per Common Share   $     0   $     0      $     0     $     0

Dividends per Common Share  $     0   $     0      $     0     $     0